October 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in an Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that NewLead Holdings Ltd. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on May 26, 2016.

Very Truly Yours,

NewLead Holdings Ltd.

/s/ Anna Zolota
By: Anna Zolota Its: Chief Executive Officer